Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
May 16, 2011

3.	News Release
May 16, 2011 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the first quarter ended March 31, 2011.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer

Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

9.	Date of Report
May 16, 2011

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 16, 2011 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the first quarter ended March 31, 2011.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

We recorded a net loss of $7.1 million ($0.12 per common share) for the three months ended March 31, 2011 (Q1-2011), compared to net income of $15.5 million ($0.26 per common share) for the three months ended March 31, 2010 (Q1-2010).  The net income for Q1-2010 was largely due to revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement. These amounts were fully recognized in 2010.

Total revenue for Q1-2011 was $0.4 million, a decrease of $22.6 million from $23.0 million in Q1-2010.

Research and development expenditures were $3.8 million for Q1-2011 and Q1-2010.  General and administration expenditures for Q1-2011 were $3.2 million as compared to $3.4 million for Q1-2010.  Other expenses for Q1-2011and Q1-2010 were $0.2 million.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $0.6 million for Q1-2011, as compared to $0.8 million for Q1-2010.

Liquidity and Outstanding Share Capital

At March 31, 2011, the Company had cash and cash equivalents of $69.8 million.  As of May 16, 2011, the Company had 61,129,091 common shares issued and outstanding and 5,047,176 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.34 per share.

Conference Call

Cardiome expects to hold a conference call and webcast in the near future to discuss the Q1-2011 financial results and to provide an update on corporate developments.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.